Exhibit 14.1

MVB Financial Corp. (hereinafter “MVB Financial”) and Its Wholly Owned Subsidiaries, (hereinafter collectively “MVB”)

CODE OF CONDUCT

Approved: September 19, 2017

This Code of Conduct (the “Code”) applies to all directors, officers and employees of MVB Financial and all directors, officers and employees of its wholly-owned subsidiaries (collectively, “Covered Persons”). This Code is required by the United States securities laws and the rules and regulations of the Securities and Exchange Commission (the “Commission”) as being necessary to deter wrongdoing and to promote:

i.	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships,

ii.
avoidance of conflicts of interest, including disclosure to an appropriate person or persons identified in the Code of any material transaction or relationship that reasonably could be expected to give rise to such a conflict,

iii.	full, fair, accurate, timely, and understandable disclosure in reports and documents that MVB files with, or submits to, the Commission and in other public communications made by MVB,

iv.	compliance with applicable governmental laws, rules and regulations,

v.	the prompt internal reporting of Code violations to an appropriate person or persons identified in the Code; and

vi.	accountability for adherence to the Code.

All Covered Persons are required to be familiar with the Code, comply with its provisions and report any suspected violations.

If you have any questions regarding this Code, please feel free to contact the MVB Financial Chief Executive Officer or the MVB Financial Chairman of the Board of Directors. If you are not comfortable speaking with the MVB Financial Chief Executive Officer or MVB Financial Chairman of the Board of Directors, you are encouraged to speak with the MVB Financial Human Resources Director.

1.	Each Covered Person must avoid any transaction or arrangement that would create a conflict of interest or the appearance of a conflict of interest between personal and professional relationships.

A conflict of interest may be generally defined as a conflict between the Covered Person’s private interests and his or her responsibilities to MVB or an entity with which MVB maintains a relationship. A conflict of interest can also arise when an immediate family member is involved in a transaction or arrangement that in any way casts doubt upon the Covered Person’s independence. An “immediate family member” includes a Covered Person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, sisters-in-law, brothers-in-law, and anyone (other than employees) who shares the Covered Person’s home.

2.	Covered Persons may only accept items of nominal value as gifts from any individual or entity that is involved or seeks to become involved in a business relationship with MVB.

The Bank Bribery Act prohibits Covered Persons and others from offering or receiving anything of value where the item of value is offered with the intent of influencing MVB personnel or a business transaction. This law is broad and carries civil and criminal penalties, including fines and/or imprisonment.

Covered Persons may accept any non-cash item of value from customers only if it:

i.	Is valued at $100 or less;

ii.	Is not intended to influence any decision by us;

iii.	Is unsolicited;

iv.	Is infrequent; and

v.	Is not a quid pro quo.

Under no circumstances shall Covered Persons accept cash or any other form of money as a gift from any customer. Gifts which are likely to be acceptable under these guidelines are: advertising or promotional materials such as pens, pencils, key rings, calendars and similar items valued under $100.

Additionally, Covered Persons may accept gifts from individuals who have both a personal relationship with such Covered Persons, as well as a business relationship with MVB, for such commonly recognized events or occasions as a promotion, wedding, retirement, or religious observance, if valued at less than $100.

Generally, there is no threat of a violation of the Bank Bribery Act if acceptance of a gift or benefit is based on an immediate family or personal relationship, which exists independent of any business with MVB or if the gift or benefit is made available to the general public under the same conditions on which it is made available to a Covered Person.

Payments for travel, lodging, meals and entertainment are normally permissible if they (i) are reasonable in amount; (ii) are expended in the course of a legitimate business meeting or an event intended to foster better business relations; (iii) would be paid by MVB as a business expense if not paid for by the outside source; and (iv) are unsolicited.

If any Covered Person is offered or receive something of value in excess of the above- stated amounts or any payment for travel, lodging, meals or entertainment, such person must disclose the matter, in writing, to the Chief Executive Officer, and seek a determination on acceptability. The reviewer will give due consideration to the criteria for permissible gifts and whether receipt poses a threat to the integrity of MVB or might violate the Bank Bribery Act.

3.	Each Covered Person who contributes in any way to the preparation or verification of MVB’s financial records is responsible for maintaining accurate financial records for MVB.

Each Covered Person who contributes in any way to the preparation or verification of MVB’s financial records must closely adhere to the following accounting guidelines:

i.	All assets, liabilities and transactions of MVB should be accurately recorded in accordance with MVB’s record keeping procedures and generally accepted accounting principles;

ii.	No false or misleading entries are permitted to be knowingly made or caused to be made in MVB’s record books, even if such entries would not be material to MVB or its operations as a whole; and

iii.	Any entries that are inaccurate, false or irregular should be promptly reported to a member of the MVB Financial Audit Committee for an immediate corrective action.

4.	Covered Persons must recognize that confidential information is an asset of MVB, and must refrain from using inside information to their personal advantage.

Covered Persons must maintain the confidentiality of information entrusted to them by MVB or its customers or suppliers, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors, or harmful to MVB or its customers or suppliers, if disclosed.

At its core, the prohibition against insider trading focuses on the buying, selling or trading in securities using non-public information. The prohibition applies to securities of MVB as well as to customers and suppliers of MVB and, or any entity with which MVB and has a business relationship.

Covered Persons are in a unique position to acquire non-public information about MVB, and such information might influence their decision to buy, sell or trade securities. In addition to refraining from using inside information in making their own investment decisions, Covered Persons should also avoid discussing the inside information with friends or immediate family members (whether at home or in the public) or mailing or faxing the inside information to outside sources unless appropriate confidentiality agreements are in place to ensure that material, non-public information is not used improperly.

5.	The conduct of Covered Persons should be governed by the highest standards of integrity and fairness.

Covered Persons should avoid those situations in which outside personal interests conflict with MVB’s business. These situations include:

i.
Ownership by a Covered Person, or a member of his or her immediate family, of a material financial interest in any outside enterprise that is involved or seeks to become involved in a business relationship with MVB;

ii.	Ownership by a Covered Person, or a member of his or her immediate family, of a material financial interest in any outside enterprise that competes for business with MVB;

iii.
Outside employment of a Covered Person, or a member of his or her immediate family, whether as a consultant, director, officer, employee or independent contractor, with an entity that is involved or seeks to become involved in a business relationship with MVB; or

iv.
Appointment of a Covered Person, or a member of his or her immediate family, to a public office, board or commission that may create an appearance of a conflict of interest between the goals and purposes of that organization and MVB business. Such appointment would include a “public service” organization or a not-for-profit organization.

6.	Covered Persons must not take for themselves opportunities that they discover while working for MVB, or use corporate property or information for personal gain.

Covered Persons must not (a) take personal advantage of a situation or knowledge acquired through the use of his or her position or MVB’s property, if the situation or knowledge could be used for MVB’s benefit, (b) use his or her position or MVB property or information for personal gain, or (c) compete with the MVB. Covered Persons owe a duty to the MVB to advance its interests whenever the opportunity arises.

7.	Covered Persons involved in drafting periodic reports required to be filed with the Commission should take all steps necessary to ensure full, fair, accurate, timely and complete disclosure.

i.
Go Beyond the Minimum Disclosure Required by Law. While in the past periodic reporting has focused on disclosing only those items that were mandated by the law, Covered Persons involved in drafting periodic reports required to be filed with the Commission should go beyond the minimum requirements to convey the full financial picture of MVB to the public.

Areas of special attention include: off-balance sheet structures, insider and affiliated party transactions, board relationships, accounting policies, and auditor relationships.

ii.
Make Sure All Relationships that Could Give Rise to Any Perceived Conflicts are Fully Disclosed. Given the recent focus of lawmakers on a more complete disclosure of any material conflict of interest to the public, it is important to ensure that any transaction that threatens to create the appearance of a conflict of interest must be fully disclosed in MVB’s periodic reports.

8.	Covered Persons must comply with all laws and regulations that apply to MVB’s business.

All Covered Persons should understand those laws that apply to them in the performance of their duties and ensure that their decisions and actions are conducted in conformity with those laws. Any violation of the applicable laws can subject MVB or the implicated Covered Person to liability. Any inquiries relating to compliance with applicable laws and regulations should be directed to the MVB Financial Chief Legal and Risk Officer.

9.	Reporting and Investigation of Code Violations

i.	Actions prohibited by this Code involving directors or executive officers must be reported to the MVB Financial Audit Committee.

ii.	Actions prohibited by this Code involving anyone other than a director or executive officer must be reported to the MVB Financial Chief Risk Officer or the Covered Person’s supervisor.

iii.
After receiving a report of an alleged prohibited action, the MVB Financial Audit Committee, the MVB Financial Chief Risk Officer or the Covered Person’s supervisor must promptly take all appropriate actions necessary to investigate.

iv.	All directors, officers and employees are expected to cooperate in any internal investigation of misconduct.

10.	Enforcement and Accountability for adherence to the Code.

i.	MVB must ensure prompt and consistent action against violations of this Code.

ii.
If, after investigating a report of an alleged prohibited action by a director or executive officer, the MVB Financial Audit Committee determines that a violation of this Code has occurred, the MVB Financial Audit Committee will report such determination to the MVB Financial Board of Directors.

iii.
If, after investigating a report of an alleged prohibited action by any other person, the relevant supervisor or the MVB Financial Chief Risk Officer determines that a violation of this Code has occurred, the supervisor or the MVB Financial Chief Risk Officer will report such determination to the Chair of the MVB Financial Audit Committee.

iv.
Upon receipt of a determination that there has been a violation of this Code, the MVB Financial Chief Executive Officer will take such preventative or disciplinary action as he or she deems appropriate, including, but not limited to, reassignment, demotion, dismissal and, in the event of criminal conduct or other serious violations of the law, notification of appropriate governmental authorities.

11.	Waivers

The Board of Directors (in the case of a violation by a director or executive officer) and the Chief Risk Officer (in the case of a violation by any other person) may, in its discretion, waive any violation of this Code.

Any waiver for a director or an executive officer shall be disclosed as required by SEC and NASDAQ rules.

12.	Prohibition on Retaliation

MVB does not tolerate acts of retaliation against any director, officer or employee who makes a good faith report of known or suspected acts of misconduct or other violations of this Code.